Exhibit 99.4



                           Atlantic Blue Trust, Inc.

                            122 East Tillman Avenue
                           Lake Wales, Florida 33853

                             Phone: (863) 679-9595
                              Fax: (863) 678-0934


January 31, 2005



Board of Directors of Alico, Inc.





Gentlemen:

         This letter is to inform you that Atlantic Blue Trust, Inc. hereby withdraws its request that Alico, Inc. consider a possible restructuring.

         While Atlantic Blue Trust continues to believe that a restructuring has substantial merit, it has been over five months since Atlantic Blue Trust made its request, and Atlantic Blue Trust bas concluded that, as the owner o f approximately 48% of Alico's common stock, its interests and those of all shareholders would be best served at this time by permitting Alico's management and Board of Directors to focus on managing Alico's business and operations without the distraction of a possible restructuring.

         Atlantic Blue Trust remains committed to its investment in Alico, and, as previously communicated, has no intention of selling its Alico common stock at current market prices or even at a substantially higher price.

                                                  Sincerely,


                                                  /s/ John R. Alexander
                                                  ------------------------
                                                  John R. Alexander
                                                  President and CEO